PRESS RELEASE

Klondex Files Preliminary Economic Assessment in Connection with its Fire Creek Gold Project in Nevada

Vancouver, BC – June 13, 2014 – Klondex Mines Ltd. (TSX: KDX or OTCQX: KLNDF) today announced that further to its news release dated April 29, 2014, Klondex’s independent Preliminary Economic Assessment (“PEA”) on its Fire Creek gold project, entitled “Preliminary Economic Assessment of Fire Creek Project, Lander County, Nevada,” has been filed with SEDAR and is now available on the Klondex Mines website. Practical Mining LLC authored the PEA, dated June 13, 2014, with an effective date of January 31, 2014.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility, is located 110 miles north of Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration activities, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entail various risks and uncertainties, are based on current expectations, is subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com